For the period ended (b) May 31, 2001
File number (c) 811-5206



SUB-ITEM 77J

Reclassification of Capital Accounts



Prudential Natural Resource Fund, Inc. accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants Statement of Position
93-2:
Determination, Disclosure, and Financial Statement
Presentation of
Income; Capital Gain, and Return of Capital
Distributions by Investment
Companies. The effect of applying this statement was to decrease undistributed net investment income by $126,937 and decrease accumulated net realized loss on investments by $126,937, for realized foreign currency losses during the fiscal year ended
May 31, 2001.  Net
investment income, net realized gains and net assets were not affected by the change.